

Jardines


03024878

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

14th July 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 29 2003
WASH. D.C. 181 SECTION

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a copy of a notification dated 14th July 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Encl.

dlw 7/30



Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	10:15 14 Jul 2003
Number	5029N

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
2003 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2003 of the above Company will be considered is Tuesday, 29th July 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

14th July 2003

www.dairyfarmgroup.com

END

